 Exhibit 99.1

Concord Medical Announces Its Subsidiary’s Application Filing for Potential Listing on The Stock Exchange of Hong Kong Limited

BEIJING, June 1, 2022 /PRNewswire/ -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a healthcare provider specialized in cancer treatment, research, education and prevention by establishing proton centers and cancer hospitals and operating an extensive network of radiotherapy and diagnostic imaging centers in China, today announced that its subsidiary, Concord Healthcare Group Co., Ltd. (“Concord Healthcare”), a company incorporated in China, filed an application (the “Application”) to list a minority stake of its shares (the “Concord Healthcare Shares”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (the “Listing”) on May 31, 2022. The Application is accessible through the Hong Kong Stock Exchange’s website at www.hkexnews.hk.

Shareholders are cautioned not to give undue reliance on this announcement. There can be no assurance whether and when the Listing will be completed. The Listing is subject to the approval from the Listing Committee of the HKSE for listing of, and permission to deal in, the Concord Healthcare Shares, and the final decisions of the respective board of directors of the Company and Concord Healthcare with respect to a number of factors, including but not limited to, valuation and prevailing market conditions.

This announcement is not intended to, and does not, constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and it is not intended to, and does not, constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Concord Healthcare

Concord Healthcare is a leading oncology healthcare total solution platform in China featuring the research and application of advanced oncology diagnostic and treatment technologies, and one of the few private medical institutions in China owning multiple proton therapy treatment rooms. Concord Healthcare serves both cancer patients through self-owned medical institutions and empowerment to third-party medical institutions through network business. In its self-owned medical institutions, Concord Healthcare provides a full spectrum of oncology healthcare services to cancer patients across the entire care continuum, leveraging its high-caliber multidisciplinary team specialists and robust diagnosis and treatment capabilities featuring precision radiation therapy. Through its network business, Concord Healthcare empowers a widespread network of enterprise customers, primarily hospitals, with integrated oncology-related services, including primarily medical solution, management and technical support, and operating lease.

About Concord Medical

Concord Medical Services Holdings Limited (NYSE: CCM) is a healthcare provider featuring a full cycle of premium oncology services including cancer diagnosis, treatment, education and prevention. The Company focuses on providing multidisciplinary cancer care in all aspects of oncology healthcare services in its cancer hospitals and equipping them with technologically advanced equipment such as the state-of-the-art proton therapy system. The Company is striving to improve the quality and accessibility of cancer care through its network of self-owned cancer hospitals and clinics as well as partnered hospitals across China. For more information, please see http://ir.ccm.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Concord Medical Services Holdings Limited

Bowen Guan

Manager of Investor Relations

E-mail: bowen.guan@ccm.cn